Exhibit 99.1

Ardmore Shipping Announces Planned Departure of CFO Paul Tivnan and Appointment of Bart Kelleher as CFO Effective 28 September 2022

HAMILTON, Bermuda, July 27, 2022 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") today announced the planned departure of its current Chief Financial Officer ("CFO") Paul Tivnan and appointment of new CFO Bart Kelleher, effective 28 September 2022.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"After 12 great years at Ardmore, Paul has decided to leave the company to broaden his experience and pursue further ambitions. Paul has been instrumental to what Ardmore has accomplished, from its start-up in 2010, through its IPO on the NYSE in 2013, to our position as a first-class shipping company today. Most recently he concluded the Element 1 and Maritime Partners transactions in mid-2021 and a complete refinancing of Ardmore's debt on favorable terms. Paul has been a core part of the senior management team and it has been a privilege to work with him over these many years. We wish him the best as he passes the torch and moves on to the next chapter of his career.

At the same time, I am delighted to announce that Bart Kelleher has agreed to join Ardmore as CFO. Bart brings to Ardmore a wealth of experience in shipping and related industries across many functions, including notable financial sector and CFO experience, as well as his expertise in the chemical sector as CEO of Chembulk Tankers. We are confident that he will play a pivotal role in driving Ardmore strategically and financially toward even greater future success.

Paul and Bart will overlap and work closely together from 1st September to achieve an orderly and well-planned transition, including a thorough handover of all internal and external relationships."

Bart Kelleher Biographical Information:

Bart Kelleher has over 25 years of progressive experience in the maritime, finance, energy, and industrials sectors. Most recently, Mr. Kelleher served as Chief Executive Officer of Chembulk Tankers, an owner and operator of stainless-steel chemical tankers, having previously served as both Chief Strategy Officer and Chief Financial Officer of the firm. Prior to that, he was the Chief Operating Officer of Principal Maritime Management which owned and operated a fleet of Suezmax crude carriers and chemical tankers; he also functioned as acting Chief Financial Officer during the company's start-up and initial growth phases. In addition to his executive experience in the maritime energy transportation sector, Mr. Kelleher has held roles in investment banking, commercial banking, equity research, and capital markets in the maritime and energy-related industries at Bear Stearns and HSH Nordbank. Earlier in his career, he served as a deck officer onboard US-flag crude oil tankers and held management positions in both the cruise industry and with a leading naval architecture firm. Mr. Kelleher holds an MBA from Columbia Business School, an MS in Ocean Systems Management from Massachusetts Institute of Technology, and a BE in Naval Architecture from New York Maritime College. Mr. Kelleher serves as an Advisory Board Member to OrbitMI, an innovative technology firm offering advanced AI-based fleet performance management solutions.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore's holding company for existing and future potential investments related to the ETP and completed its first projects under the plan in June 2021.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212–477–8438	Tel: 646–673–9701
Fax: 212–477–8636	Fax: 212–477–8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com